

805 KING FARM BLVD.
ROCKVILLE, MD 20850



July 6, 2017

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Exhibit F Supplement to Form 1

Dear Sir or Madam:

As a supplement to the information provided for Exhibit F as part of the annual amendment to Form 1 filed on June 29, 2017, NASDAQ PHLX LLC submits the attached hard copies.

Sincerely,

Jonathan F. Cayne
Senior Associate General Counsel



BROKER-DEALER MEMBERSHIP APPLICATION
The Nasdaq Stock Market ("NQX"), Nasdaq BX ("BX"), Nasdaq PHLX ("PHLX")
(Collectively "Nasdaq")

A. Applicant Profile

Full legal name of Applicant Organization (must be a registered broker dealer with the Securities and Exchange Commission):

Date:	CRD No.	SEC No. 8-

Main office address:

Main phone:

Type of Organization: ☐ Corporation ☐ Partnership ☐ LLC

Name of individual completing application:

Email Address:

Phone:

Application Type

☐ **Initial Nasdaq Application**	☐ **Amendment** *(adding SRO or trading platform)*
☐ **Full Membership** - *Applicant is seeking membership to a Nasdaq SRO for the first time. Refer to required supplemental material in Section M*	☐ **Waive-In Membership** - *Applicant must be approved on at least one Nasdaq SRO or FINRA (FINRA members applying to Nasdaq for the first time are eligible to waive-in on NQX and BX)*

Indicate which Nasdaq SRO(s) Applicant is seeking membership on (check all that apply):

☐ The Nasdaq Stock Market	☐ Nasdaq BX	☐ Nasdaq PHLX
☐ Equity	☐ Equity	☐ Equity
☐ Options	☐ Options	☐ Options

Indicate Nasdaq SRO(s) on which Applicant is an **approved** member, if applicable:

☐ The Nasdaq Stock Market	☐ Nasdaq BX	☐ Nasdaq PHLX
☐ Equity	☐ Equity	☐ Equity
☐ Options	☐ Options	☐ Options

If Applicant is applying to PHLX, will PHLX be the Designated Examining Authority ("DEA")?
☐ Yes - Must provide **ALL** required supplemental material with this application as outlined in Sections **M** and **N**
☐ No - Provide the SRO assigned as DEA for Applicant Organization ____________________

B. Nature of Intended Activity (Check all that apply)

☐ **OPTIONS**

☐ **On-Floor Participants (PHLX Only)**
- ☐ Specialist
- ☐ Registered Options Trader ("ROT")
- ☐ Streaming Quote Trader ("SQT")
- Floor Broker

☐ **Off-Floor Participants**
- ☐ Order Entry
- ☐ Market Maker
- ☐ Remote Specialist (PHLX only)

☐ **EQUITY**

☐ **Equity Trading**
- ☐ Market Maker
- ☐ Order Entry

C. Supervision

Provide the name and CRD number of the associated person who will be responsible for the proposed trading activity on Nasdaq.

Name:	CRD No.

D. Clearing Information

National Securities Clearing Corporation ("NSCC") Clearing	The Options Clearing Corporation ("OCC") Clearing
Nasdaq requires all Members to provide an NSCC account number for purposes of direct debit pursuant to exchange rules. Provide an NSCC account number which can be utilized for purposes of this requirement.	All options participants **must** provide an executed clearing letter of guarantee. (found in document library)
☐ Self-Clearing NSCC Account No.: ____________	☐ Self-Clearing OCC Account No.: ____________
☐ Agreement with clearing agent NSCC Account No.: ____________ Name of broker dealer acting as clearing agent: ________________________	☐ Agreement with clearing agent OCC Account No.: ____________ Name of broker dealer acting as clearing agent: ________________________

E. Executive Representative Designation

All Nasdaq members are required to designate an executive representative who will be the sole person entitled to exercise such member's voting and designation rights set forth in exchange rules. Therefore, Applicant organization certifies that the below-named individual is qualified to act as its executive representative.

Executive Representative:	Title:
Email:	Phone:

F. Compliance Officer

Provide the name of the individual within your organization that is responsible for compliance.

Compliance Officer:	Title:
Email:	Phone:

G. Billing Information

Provide a billing contact to be designated for receipt of monthly invoices via email.

Billing Contact:	Title:
Email:	Phone:

H. Emergency Management

At least two individuals must be designated who would serve as 24/7 contacts in the event that an emergency arises outside of normal business hours. Please provide all information requested for both individuals.

Primary Contact:	**Secondary** Contact:
Title:	Title:
Email:	Email:
Business Phone:	Business Phone:
Cell:	Cell:

I. Statutory Disqualification Disclosure

Pursuant to the Securities Exchange Act of 1934, Nasdaq may deny or condition trading privileges or bar an individual from becoming associated with a member, who is subject to a statutory disqualification. The term, statutory disqualification, is defined under section 3(a)(39)(F) of the Act.

☐ The Applicant organization does **NOT** have any person(s) associated with or employed by the Applicant organization that may be subject to statutory disqualification.

☐ The Applicant organization **DOES** have person(s) associated with or employed by the Applicant organization that may be subject to statutory disqualification. Attach the following information for each individual:

a. Name and individual CRD number
b. Description of responsibilities within the organization
c. All documents relating to the disqualification
d. Explanation of action taken or approval by another SRO regarding the individual

J. Affiliates

Does Applicant have any affiliates conducting securities transactions that are not registered with the Securities and Exchange Commission? ☐ Yes ☐ No

If yes, has this arrangement been reviewed in relation to a previously filed Nasdaq member application?
☐ Yes ☐ No - Provide additional information with respect to unregistered affiliate

K. Qualifying Permit Holder Designation (PHLX Applicants Only See PHLX Rules 908 and 921)

PHLX applicants must designate a qualifying permit holder who must be an officer or partner associated with the organization. Applicant certifies that the below named individual will act as its qualifying permit holder. Please also provide a PHLX Individual Membership Application for the qualifying permit holder.

Qualifying Permit Holder:	Title:
Date of Birth:	Individual CRD No.
Phone:	Email:

L. Supplemental Material

All applicants (waive-in and full) must provide the following documents with this application:

☐ Executed Nasdaq Exchange Membership Agreement

☐ Fully-executed Nasdaq U.S. Services Agreement, unless previously provided (found in document library)

☐ A copy of the Applicant's most recent FOCUS Report

☐ If applicant is seeking **options** market maker status
Information barrier procedures, if applicable
List identifying all accounts to be used for market maker activity

☐ Non-refundable application fee as follows:
$350 – PHLX (Application fee **does not** apply to Applicants applying to PHLX for PSX only participation)
$2,000 – NOX
$2,000 – BX (Application fee **does not** apply to Applicants applying to BX for BX Options only participation)

WAIVE-IN ATTESTATION: An applicant that is an approved member of FINRA or one or more Nasdaq Exchanges shall have the option to apply for membership on another Nasdaq Exchange through an expedited process pursuant to NOX and BX Rule 1013(a)(5) and PHLX Rule 910(f)(3). Applicants who are eligible for this expedited review must execute the below attestation and submit the relevant supplemental material requested in Section L above.

I hereby certify that ______________________ (Applicant) is operating as an approved member of ☐ FINRA ☐ NOX ☐ BX ☐ PHLX and that there have been no material changes of business since that application that have not been approved by the appropriate SRO and that the information provided remains complete and accurate with no substantial change to the business operations of Applicant.

Authorized Applicant Signature:	Date:
Print Name	Title:

M. Required Supplemental Material

Applicants **not eligible** for the waive-in expedited review process pursuant to Nasdaq Rules must also include the following with this application:

- ☐ Summary of Applicant's business plan addressing type of business intended to be conducted on Nasdaq
- ☐ Evidence of established clearing arrangement
- ☐ Most recent audited financial statement and a description of any material changes in the Applicant's financial condition since the date of the statement
- ☐ Organizational chart identifying the Applicant's supervisory structure by associated person. This chart must identify **all** of Applicant's associated persons and should include names, titles, licenses/registrations and CRD numbers
- ☐ Letters of attestation for any officer/director that will not be involved in the day to day management of the business and affairs of the firm
- ☐ Branch Office Disclosure Form (Non-FINRA member applicants only) (found in document library)
- ☐ If applicant shares office space, provide a description of business operations conducted, blueprints, identification of common areas, communication lines and information barriers specific to shared space
- ☐ Applicant's Written Supervisory Procedures ("WSP") Manual including Anti-Money Laundering, Business Continuity Plan and Risk procedures pursuant to SEC 15c3-5
- ☐ Completed WSP Checklist for NOX and BX full applicants only (found in document library)
- ☐ Copy of any decision or order by a federal or state authority or SRO taking permanent or temporary adverse action with respect to a registration or licensing determination regarding the Applicant or an Associated Person
- ☐ A statement indicating whether the Applicant or any person on Schedule A or B of the Applicant's Form BD is currently, or has been in the last ten years, the subject of any investigation or disciplinary proceeding conducted by any self-regulatory organization, the foreign equivalent of a self-regulatory organization, a foreign or international securities exchange, a contract market designated pursuant to the Commodity Exchange Act (the "Act") or any substantially equivalent foreign statute or regulation, a futures association registered under the Act or any equivalent foreign statute or regulation, the Commission or any other "appropriate regulatory agency" (as defined in the Act), the Commodity Futures Trading Commission, or any state financial regulatory agency regarding the Applicant or any person on Schedule A or B of the Applicant's Form BD and activity that has not been reported to the CRD, together with all relevant details, including any sanctions imposed
- ☐ All examination reports and corresponding responses regarding the Applicant for the previous two years
- ☐ Certificate of Insurance (Rule 652) (PHLX Trading Floor Only)

Additionally, if application is seeking **market maker** status:

- ☐ A description of the source and amount of capital to support its market making activities and the source of any additional capital that may become necessary
- ☐ A list of persons conducting the Applicant's market making activities, a list of the persons responsible for supervising these persons along with CRD numbers

Appropriate formation documents as follows:

- ☐ Corporation; include executed Corporate Exhibits
- ☐ Partnership; include an executed copy of the firm's Partnership Agreement
- ☐ Limited Liability Company; include Operating Agreement and Articles of Organization or Certificate of Formation

N. Additional Supplemental Material (PHLX DEA Applicants)

Applicants for which PHLX will be the **Designated Examining Authority** must also submit the following:

- ☐ Designation of Accountant Form and Auditor Engagement Letter pursuant to SEC Rule 17a-5(f)
- ☐ Confirmation of required funds into a verifiable account of the firm, or if an existing firm, a FOCUS Filing or net capital computation with supporting documents for Allowable Assets
- ☐ Verification of error account, Floor Broker Error Account Notification Form, if applicable (Form available upon request
- ☐ Evidence of Fidelity Bond coverage pursuant to PHLX Rule 705
- ☐ Confirmation of U4 registrations for all off-floor traders, director / owner of the firm
- ☐ If the firm has a Joint Back Office ("JBO") Arrangement with its clearing firm, provide a copy of the agreement. The firm must employ or have access to a qualified Series 27 Financial and Operations Principal ("FINOP")
- ☐ Notification of Applicant's intent to use Electronic Storage Media ("ESM") for maintenance and archiving records pursuant to SEA Rule 17a-4(f), if applicable

O. Application Filing Instructions

Please be sure to include all relevant supplemental material with your application. Failure to include information may result in processing delays. Applications are deemed confidential and handled in a secure environment. Applicants should be prepared to provide such other reasonable information with respect to this application as Nasdaq may require.

Questions may be directed to Nasdaq Membership at +1 215 496 5159 or +1 215 496 5322.

Applications and supplemental material should be submitted by email to: membership@nasdaq.com.

The Nasdaq Stock Market LLC ("NQX")
The Nasdaq Options Market LLC ("NOM")
Nasdaq BX, Inc. ("BX")
Nasdaq PHLX LLC ("PHLX")
(Collectively "Nasdaq")

Membership Agreement

Broker Dealer	CRD Number:

In connection with this, and any subsequent Nasdaq membership application, and in the event that this application is approved, the Applicant hereby agrees to abide by the terms and conditions set forth below.

The Applicant undertakes to (1) engage only in those business activities permissible pursuant to its membership agreement(s) with FINRA, respecting a FINRA member, and the rules of Nasdaq and any other Self-Regulatory Organization of which the Applicant is a member; (2) obtain the prior approval of Nasdaq pursuant to Nasdaq Rules before removing or modifying any restrictions imposed on permissible business activities or before effecting any material change in business operations; and (3) file a written notice and application with Nasdaq at least 30 days prior to effecting a change in the ownership or control of the Applicant in circumstances where required by Nasdaq Rules.

The Applicant also agrees:

1. To comply with the federal securities laws, the rules and regulations thereunder, the Nasdaq By-Laws and Rules and all rulings, orders, directions and decisions issued and sanctions imposed under the Nasdaq Rules;
2. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to the Nasdaq Rules;
3. That this Agreement has been executed on behalf of, and with the authority of, the above-named Applicant. The Undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true and complete.

The Undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and that all information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amendment of the Form BD as changes occur. Applicant further represents that the registrations for Associated Persons registered with Nasdaq will be kept current by proper amendment of Form U4 & Form U5.

By:

Print name ______________________

Title ______________________

Signature ______________________

Date ______________________



INDIVIDUAL MEMBERSHIP APPLICATION

A. General Information

I, ____ hereby make application to **NASDAQ PHLX LLC** ("PHLX" or "Exchange") for a Series A-1 Permit. I understand that by virtue of being granted a Permit that:

- To the best of my knowledge I meet the eligibility and application requirements set forth in the By-Laws and Rules of the Exchange.
- I am associated with a duly qualified and registered member organization and am a natural person of at least 21 years of age.
- I shall not hold more than a single Series A-1 Permit.
- I shall be entitled to all the rights, privileges and obligations of a member.
- As a member I may qualify only a single member organization and must designate a single eligible organization as my "primarily affiliated" member organization.
- I, along with each member organization that I am affiliated with, shall remain responsible for all obligations including, without limitation, all applicable dues, fees, charges, fines and other obligations.
- *My Permit* may not be transferred by lease, sale, gift, involuntary transfer, or any other means or as collateral to secure any obligation except as described in Rule 908(h) of the Exchange.

B. Permit Holder Information

Name:	Individual CRD No.
Title:	Date of Birth:
Email:	Phone:
Mailing address:	

C. Primary Affiliation

Member Organization:	Organization CRD No.			
Contact:	Title:			
Email:	Phone:			
Will applicant be the designated qualifier for the member organization: *(Rule 907 requires member organizations to designated at least one officer/partner of the organization for membership)*	☐	Yes	☐	No

D. Secondary Affiliation (if applicable)

If Applicant intends to affiliate with a second on-floor PHLX member organization, additional documentation evidencing the organizational structure of 75% common ownership pursuant to PHLX Rule 908(b)(i) is required. See Supplemental Material for further detail.

Member Organization:	Organization CRD No.			
Will applicant be the designated qualifier for this organization:	☐	Yes	☐	No

E. Business Type (*Check all that apply*)

ON FLOOR

- ☐ Specialist
- ☐ Registered Options Trader ("ROT")
- ☐ Floor Broker
- ☐ Inactive Nominee *(I understand that I can only conduct business on the Floor of the Exchange on behalf of the permit for which I am authorized and only on the days specified in my written activation notice)*

OFF FLOOR (no trading floor access)

- ☐ Remote Market Maker
- ☐ Remote Specialist
- ☐ Proprietary Trader (*no retail customer business*)
- ☐ Order Flow Provider
- ☐ NASDAQ PSX Participation (*equity*)

F. Statutory Disqualification Disclosure

Pursuant to the Securities Exchange Act of 1934, the Exchange may deny or condition trading privileges or bar an individual from becoming associated with a member organization, who is subject to a statutory disqualification. The term, statutory disqualification, is defined under section 3(a)(39)(F) of the Act.

☐ I am NOT subject to a statutory disqualification.

☐ I AM or may be subject to statutory disqualification. Attach the following information:

a. Description of your responsibilities within the organization.
b. All documents relating to your disqualification.
c. Explanation of action taken or approval by another SRO regarding disqualifying event.

G. Signatures

I hereby represent that, I have read and understand the above information and that the answers and attachments are, to the best of my knowledge and belief, true and correct. In consideration of admission to membership in the **NASDAQ PHLX LLC**, I hereby pledge myself to submit to and abide by the By-Laws and Rules of the Organization, as now existing and as hereafter duly amended from time to time.

Applicant Signature:	Date:
Authorized Organization Signature (if different):	Date:

H. Supplemental Material

- All PHLX permit holders are required to be registered with a full Uniform Application for Securities Industry Registration (Form U-4) in WebCRD in the appropriate registration categories pursuant to PHLX Rules 600 to 620;
- **Secondary Affiliation**-If Applicant intends to affiliate with two member organizations pursuant to PHLX Rule 908(b)(i), the following must also be submitted with this application:
  - i) Attestation of common ownership in accordance with Rule;
  - ii) Name of individual(s) responsible for supervision of Applicant with respect to each affiliation; and
  - iii)Designation of Exchange billing account responsible for membership fees associated with permit holder.

I. Application Filing Instructions

Questions may be directed to NASDAQ Membership at +1 215 496 5159 or +1 215 496 5322. Applications and supplemental material should be submitted by email to: membership@nasdaq.com.

U.S. SERVICES AGREEMENT

THIS U.S. SERVICES AGREEMENT ("**Agreement**"), is made by and between Nasdaq, Inc., a Delaware Corporation whose principal offices are located at One Liberty Plaza, 165 Broadway, New York, NY 10006, ____ ("**Subscriber**"), a ______________________ corporation whose principal offices are located at ____, and each of the subsidiaries of Nasdaq, Inc. that provides any portion of the Services (as defined below) to Subscriber hereunder. Such subsidiaries may include, but are not limited to, The NASDAQ Stock Market LLC; The NASDAQ Options Market LLC; NASDAQ OMX BX, Inc. (formerly Boston Stock Exchange, Inc.); BSX Group LLC; NASDAQ OMX PHLX LLC (formerly Philadelphia Stock Exchange, Inc.); The FINRA/NASDAQ Trade Reporting Facility LLC; Nasdaq Technology Services, LLC and each of their respective successors and assigns.

The Agreement is binding when executed by Subscriber provided that Subscriber executes the Agreement in accordance with Section 25.A ("**Effective Date**"). Nasdaq, Inc. and each of the subsidiaries of Nasdaq, Inc. that provides any portion of the Services (as defined below) to Subscriber hereunder are collectively referred to herein as "**Nasdaq**". Nasdaq and Subscriber are each individually a "**Party**" and collectively the "**Parties**".

WHEREAS, Nasdaq has developed a trading system (the "System") for providing a trading market for the receipt, entry, cancellation, storage, display, matching, and reporting of orders in eligible securities or other financial instruments on the national securities exchanges subsidiaries of Nasdaq, Inc. (the "Nasdaq U.S. Exchanges") and related services of pre-trade and at-trade risk tools.

WHEREAS, the information, data, access, capabilities, execution services, functions, features, software, or equipment that are related to the System are each referred to herein as a "Service" and collectively comprise the "Services", and this Agreement sets forth the terms pursuant to which Nasdaq will make available and provide such Services to Subscriber.

WHEREAS, Subscriber, representing that it is eligible to do so, is desirous of gaining access to the System and one or more of the Services.

NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions herein contained, the Parties, intending to be legally bound, agree as follows:

Section 1. <u>Agreement to Provide Products and Services; Compliance with Nasdaq Requirements; Subscriber Warranty</u>.

A. Nasdaq agrees to provide to Subscriber the Services made available by the System solely through Authorized Devices (as defined herein) and in accordance with the terms of this Agreement.

B. The terms and conditions of this Agreement shall govern Nasdaq's provision of the Services, and each portion thereof, and Subscriber's right to receive the Services. "**Nasdaq Requirements**" shall mean: (i) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the Securities and Exchange Commission ("**SEC**"); (ii) the applicable rules, regulations, bylaws, board resolutions, disciplinary decisions, and rule interpretations of self-regulatory organizations; (iii) the applicable corporation formation documents, bylaws, and board resolutions of Nasdaq; (iv) Nasdaq's operating procedures, specifications, requirements, and other documented terms that are regulatory or technical in nature (including, but not limited to, user guides) published on the Nasdaq Trader website located at www.nasdaqtrader.com ("**Nasdaq Trader**") or another Nasdaq website accessible by and made known to Subscriber; (v) **Applicable Law** (as defined below); and (vi) the successors, as they may exist at the time, of the components of the Nasdaq Requirements. "**Applicable Law**" shall mean all applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) as they may be amended from time to time.

C. Nasdaq offers the Services through various pricing packages. Subscriber acknowledges that the cost for the Services is subject to change. Nasdaq will provide Subscriber with pricing information and notice of any pricing change on Nasdaq Trader or any other successor or designated website.

Section 2. License to Use; Prohibition on Diverting Service Data.

A. Nasdaq grants to Subscriber a non-exclusive, non-assignable, nontransferable, worldwide revocable license to receive and use the Services during the term of this Agreement. Further, Nasdaq grants to Subscriber a non-exclusive, non-assignable, non-transferable, worldwide revocable license to use the information and data received during the term of this Agreement through the Services ("**Service Data**") even after termination or cancellation of this Agreement (unless this Agreement is terminated by Nasdaq pursuant to Section 6 due to Subscriber's breach of this Agreement). Subject to Section 2.E below, as between Nasdaq and Subscriber, Nasdaq retains all ownership and other rights associated with Service Data. Subscriber will attribute the appropriate source of the information and data received through the Service as set forth in applicable Nasdaq Requirements. Subscriber acknowledges, based on Nasdaq's representation, that Nasdaq's third party information providers have proprietary rights in their respective information and data.

B. Subscriber will not: (i) except as permitted pursuant to this Agreement or the Nasdaq Requirements, permit any third party to access or use the Services; (ii) copy, modify, reverse engineer, decode, decompile, attempt to tamper with, evade, or discover the method of operations of the Services; (iii) except as permitted pursuant to this Agreement or the Nasdaq Requirements, distribute, rent, sell, retransmit, redistribute, disseminate, divert, release, license, or sublicense the Services or any part thereof to any third party; (iv) use the Services in violation of this Agreement, the Nasdaq Requirements, or Applicable Law; or (v) introduce any harmful data, computer code, or viruses to the Services or otherwise damage, disrupt, disable, or harm the Services.

C. Except as provided under the Nasdaq Requirements and Applicable Law, Subscriber acknowledges and represents that the Authorized Devices (defined in Section 3.A) will be located in areas where they may be accessible only by Subscriber, its agents, employees and associated persons (for whom Subscriber agrees to be responsible), and Subscriber agrees to take all reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Services through Subscriber's Authorized Devices.

D. Subscriber may, on a non-continuous basis, furnish limited amounts of the information and data received through the Services to individuals or entities in written advertisements, correspondence, client reports, or other literature; or during voice telephonic conversations not entailing computerized voice, automated information inquiry systems or similar technologies. Subscriber may not present the information and data received through the Services in any unfair, misleading, or discriminatory manner.

E. Nasdaq prohibits Subscriber from diverting data from the Services, or any Nasdaq website associated with a Service, either internally or externally except as specifically authorized by a Nasdaq Requirement. Nasdaq is not liable to Subscriber for any diverted, repackaged or disseminated data from the Services.

F. As consideration for receiving authorization to use the Services and the benefits associated therewith, Subscriber does hereby grant to Nasdaq a nonexclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that Subscriber or Subscriber's agent enters into the Services and System ("**Subscriber's Data**") for the following purposes: within Service Data for performing regulatory functions delegated to Nasdaq by the Securities Exchange Act of 1934 (the "Act"); for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Nasdaq); and for use within Nasdaq market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that fees for any such market data product are filed with the SEC in accordance with the requirements of Section 19 of the Act.

i. For the avoidance of doubt, Subscriber's license to Nasdaq also includes use of Subscriber's Data by Nasdaq for the purpose of providing confidential information to issuers relating to the market in an issuer's own securities.

ii. Nasdaq's disclosure, publication, or distribution of Subscriber's Data as part of Nasdaq's data products will only be: (a) if Subscriber's Data is generally made available with the same type of information of other Subscribers who are all identified as the sources of the information; (b) where Subscriber opts to makes use of a Service (such as entry of attributable quotations by a market maker) that by its nature identifies Subscribers individually; or (c) in an aggregate manner that does not directly or indirectly identify Subscriber as the source of the information. Nasdaq will provide prior notice to Subscriber and a reasonable opportunity to withdraw Subscriber's Data from non-aggregated distribution under subsection (a) prior to Nasdaq's initial distribution. Subscriber may withdraw Subscriber's Data from non-aggregated distribution under subsection (a) above at any time by providing sixty (60) days advance written Notice to Nasdaq pursuant to the terms of Section 20; provided that Nasdaq shall retain rights to distribute any Subscriber Data collected prior expiration of such notice period. .

iii. Market Data Products that include Subscriber's Data will be made available by Nasdaq to Subscriber, Members of applicable Nasdaq U.S. exchanges and others in accordance with and pursuant to the Act.

iv. Subject to the foregoing license, as between Nasdaq and Subscriber, Subscriber retains all ownership and other rights associated with Subscriber's Data.

v. No provision in this agreement shall impair any right, interest, or use of Subscriber's Data granted by operation of SEC Rules or any other rule or law.

Section 3. Authorized Devices.

A. Subscriber may access the System only through one or more systems, which meet the specifications and requirements (including, but not limited to, interface and operational requirements), set forth by Nasdaq (each an "**Authorized Device**"). Approved specifications and requirements are available from Nasdaq upon request and may be modified from time to time by Nasdaq in its sole discretion on at least thirty (30) days' notice unless: (i) a malfunction in the System or Service necessitates modifications on an accelerated basis; (ii) an emergency situation precludes such advance notice; or (iii) a shorter time period is required pursuant to an order of a court, an arbitrator(s), or a regulatory agency.

B. Except as provided in the Nasdaq Requirements, Subscriber agrees that the Authorized Devices will be located in areas where such Authorized Devices are accessible only by Subscriber and its Users (as defined herein), and Subscriber agrees to take all reasonable security precautions to prevent unauthorized parties from accessing the Services through Subscriber's Authorized Devices

C. Subscriber shall report to Nasdaq, as requested by Nasdaq, the information required to be supplied by Subscriber in Nasdaq's specifications and requirements. At reasonable times and upon reasonable notice from Nasdaq, Subscriber will grant to Nasdaq or its representatives free access to the Authorized Devices and, at any time, Subscriber will grant to Nasdaq or its representatives free access to the areas where the Service is received and used. Such access shall be for the purposes of: (i) inspection, audit, or testing; (ii) maintenance, repair, or replacement of any Nasdaq provided equipment or of any Nasdaq provided software; (iii) maintenance of Authorized Devices pursuant to this Agreement; or (iv) in order to comply with Applicable Law. Nasdaq shall comply with Subscriber's reasonable security regulations provided in advance in writing.

D. When necessary, Nasdaq will grant to Subscriber a non-exclusive, nonassignable, non-transferable license to use certain Nasdaq-specialized software ("**Software**") with the Authorized Devices during the term of this Agreement.

E. Subscriber shall designate to Nasdaq in writing, a security contact person ("**Security Administrator**"), or multiple or alternative Security Administrator(s). Each Security Administrator shall be an employee or authorized agent of Subscriber, who shall be responsible for sending requests to procure or remove Services on behalf of Subscriber. Each Security Administrator will also receive notification from Nasdaq of changes made to web accounts. Nasdaq may request at any time an explanation of any Security Administrator's scope of authority or a clarification of any information about a Security Administrator or object to a Security Administrator for any reason, including administrative burden on Nasdaq, or lack of clarity of the information provided about the authority of a Security Administrator.

F. Subscriber shall cause each Security Administrator to comply with the Nasdaq Requirements and Applicable Law. Each Security Administrator's responsibilities shall include, without limitation: (i) providing all notices to Nasdaq by faxing Nasdaq Subscriber Services at the fax number set forth in Section 22 herein, or by sending an e-mail from a verifiable Subscriber e-mail account to subscriberservices@nasdaqomx.com and obtaining a Nasdaq generated receipt for the e-mail (all e-mail receipts to be retained for a period of not less than six months); (ii) notifying Nasdaq within a reasonable period of time but not longer than fifteen (15) days, when an authorized employee, agent or associated person of Subscriber (a "**User**") is assigned an Authorized Device that allows User to access the Services, has the Authorized Device revoked, or is no longer eligible to receive the Services; (iii) notifying Nasdaq within a reasonable period of time, but not longer than five (5) business days, of any unauthorized access to the Services; (iv) providing Users with User IDs and passwords for access to the Services and Subscriber's Authorized Devices; (v) immediately notifying the Nasdaq of any unauthorized access to the Service; and (vi) receiving notice from Nasdaq of changes made to web accounts. Subscriber shall be responsible, under regulation, contract, and tort or otherwise, for all actions or omissions of a Security Administrator (including those that were to have been performed by a Security Administrator, had one been named or available at the time).

G. Subscriber shall cause each User to comply with the responsibilities set forth in detail in the Nasdaq Requirements and Applicable Law, which include, without limitation, the following requirements: (i) Authorized Devices are personal to the User and may not be shared, lent, sold, transferred, or used by others; (ii) User will change passwords, where applicable, and perform other actions that are necessary to prevent compromise of the Authorized Device and to keep the Authorized Device operating correctly (the actions, such as criteria for choosing and changing passwords, will be specified in the Nasdaq Requirements and User agrees to abide by such requirements); (iii) User is liable, under regulation, contract, tort or otherwise, for all actions taken or omitted and all information submitted by User or on User's behalf from or to the Services or submitted by authorized or unauthorized persons who obtain access to the Services through User, including any actions performed, or information submitted or retrieved, using the designated Authorized Device; and (iv) User will not access any portion of the Services or any portion of the Services that utilizes Authorized Devices after User is no longer eligible for access because of a change in the User's role or responsibility, the User's employer, or otherwise does not meet the then current requirements of the Services, or any portion of the Services. The Subscriber shall be responsible, under regulation, contract, tort or otherwise, for all actions or omissions of a User or any other person, authorized or not, who gains access to the Services or a portion of the Services that uses an Authorized Device assigned to a User of Subscriber (including those that were to have been performed by the User, had one been named or available at the time). For avoidance of doubt, nothing in this Section 3.G shall be construed to limit the Subscriber's regulatory obligations with respect to supervision of Users.

H. Subscriber shall not reverse engineer, decode, decompile, attempt to tamper with or evade, or discover the method of operations or defeat any Authorized Device. If applicable law authorizes Subscriber to perform certain types of reverse engineering or the like and declares unenforceable contractual restrictions that conflict with that law, then Subscriber may perform only such reverse engineering or the like as is expressly allowed by, and in strict compliance with, such law.

Section 4. **Changes to Services**. Subscriber acknowledges and agrees that nothing in this Agreement constitutes an undertaking or obligation by Nasdaq to continue: (a) the Services, the System, or any aspect of either, in the present form or configuration or under the current specifications or requirements or with the current Authorized Devices; or (b) use of the existing communications facilities. Nasdaq, in its sole discretion, may from time to time make additions to, deletions from or modifications to the: Services, the System, or any aspect of either including, but not limited to, specifications and requirements and communications facilities. Nasdaq shall endeavor to provide sufficient notice to Subscriber of any change to the Services (other than for a non-material change) by posting notice on Nasdaq Trader (or other applicable Nasdaq website), unless a malfunction or other unanticipated system issue in the System or Services necessitates modifications on an accelerated basis or an emergency situation precludes such advance notice or a shorter time period is required pursuant to an order of a court, arbitrator or a regulatory agency. In all cases, Subscriber's receipt or use of a Service after any change shall constitute Subscriber's acceptance of the Service, as modified.

Section 5. **Payment; Taxes**.

A. Subscriber agrees to pay to Nasdaq or Nasdaq's designee the then effective charges, dues, fines, sanctions, and any other amounts payable by Subscriber as set forth in the Nasdaq Requirements or as provided to Subscriber by Nasdaq including all applicable deposits, and charges for installation, de-installation, equipment, communications, facilities, interest and late fees and/or penalties (including, but not limited to, charges incurred after termination, cancellation, or rescission). In addition, if Subscriber is required by Applicable Law to deduct or withhold any such tax, charge or assessment from the amounts due Nasdaq, then such amounts due shall be increased so that the net amount actually received by Nasdaq after the deduction or withholding of any such tax, charge or assessment, will equal one hundred percent (100%) of the charges that are owed. Further, Subscriber shall pay any taxes, charges or assessments (other than taxes imposed on the net income of Nasdaq) by any foreign or domestic national, state, provincial or local government bodies, or subdivisions thereof, and any penalties or interest relating to the provision of the Services to Subscriber.

B. Notwithstanding the foregoing, Subscriber shall not be responsible for the penalty or interest that is imposed on Nasdaq as a result of Nasdaq's failure to pay any taxes, charges or assessments in a timely manner.

C. Payments for the Services, monthly subscription fees and other charges, dues, fines, or sanctions imposed pursuant to this Agreement or the Nasdaq Requirements are due thirty (30) calendar days from the date of Nasdaq's invoice. Payment shall be made in immediately available United States funds by a check drawn against a chartered United States financial institution or any other institution acceptable to Nasdaq or by electronic funds transfer to an institution of Nasdaq's choosing. To the extent authorized by the Nasdaq Requirements, all delinquent accounts shall accrue interest at the rate of one percent (1%) per month. Failure to remit timely payment for any amounts due under this Agreement or the Nasdaq Requirements, including as a result of administrative or disciplinary proceedings, may subject Subscriber to legal action for recovery, in addition to any other means of recourse or disciplinary actions available to Nasdaq.

Section 6. <u>Term, Termination and Effect of Termination</u>.

A. The original term of this Agreement shall commence on the Effective Date and, unless this Agreement is otherwise terminated, the term shall continue until a Party elects to terminate this Agreement in accordance with the below.

B. This Agreement may be terminated by:

i. Either Party for any reason or no reason whatsoever by providing the other Party with at least thirty (30) days' prior written notice of its intention to terminate.

ii. Either Party in the event of a material breach of an obligation, upon not less than fifteen (15) days' prior written notice to the breaching Party, unless, if the material breach is capable of being cured, the material breach is cured within the notice period.

iii. Nasdaq, immediately, in the event that the Subscriber becomes insolvent; or the Subscriber makes an assignment for the benefit of creditors; or the Subscriber does not pay its debts as they become due or admits, in writing, its inability to pay its debts when due; or the Subscriber files or has filed against it any petition under any provision of the Bankruptcy Act or an application for a receiver, trustee, or custodian is made by anyone or Subscriber becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition with creditors.

iv. Nasdaq, immediately, in the event that the Subscriber is not permitted to receive or Nasdaq is prevented from disseminating the Services, or any part thereof; or any representation, warranty or certification made by Subscriber in this Agreement or in any other document furnished by Subscriber is, as of the time made or furnished, false or misleading; Nasdaq, in its sole discretion, determines that any material failure on the part of the Subscriber to comply with this Agreement has or is likely to have an adverse impact on the operation or performance of the System or Services or on a market or on investors; or that Nasdaq, in its sole discretion, determines that it is otherwise in the public interest to do so.

v. Nasdaq, upon not less than fifteen (15) days' prior written notice, in the event that any representation, warranty or certification made by Subscriber in this Agreement or in any other document furnished by Subscriber becomes untrue or inaccurate and is not made true or accurate within the notice period.

vi. Nasdaq, upon not less than thirty (30) days' prior written notice, should it determine that it will cease providing the same class of Services to all other eligible individuals or entities that were receiving the same class of Services as Subscriber.

vii. Notwithstanding Subsection ii above, Nasdaq, immediately, in the event that Subscriber has materially violated or, in Nasdaq's sole discretion, is deemed about to materially violate any Nasdaq Requirement or Applicable Law in connection with its use of the System.

C. The right of termination set forth herein is in addition to any other remedy at law or in equity that is available to one Party with respect to a breach by the other.

D. Upon termination of this Agreement, Subscriber shall immediately cease any and all use of the Services and cease any and all use of and remove any Software; provided, however, that, in the event that it is not technically feasible to remove all of the Software, the Subscriber may retain such portion of the Software that cannot be removed and any portion of the Software that is retained by the Subscriber shall remain subject to the terms and conditions of this Agreement and shall not be otherwise accessed or used by the Subscriber for any purpose.

Section 7. Audit.

A. During the term of this Agreement and for a period of two (2) years thereafter, Nasdaq may, upon five (5) days' notice, audit Subscriber's use of the Services and Authorized Devices in order to: (i) confirm Subscriber's compliance with this Agreement, the Nasdaq Requirements, and Applicable Law; or (ii) establish and verify pricing eligibility. For purposes of conducting any such audit, Subscriber shall grant, during Subscriber's normal business hours, Nasdaq access to its facilities, offices, and equipment, including at any locations where the Services are accessed or any Authorized Devices are located, and shall make available to Nasdaq its appropriate employees, agents, and representatives. Nasdaq's employees, agents and representatives shall comply with Subscriber's reasonable security requirements provided in advance in writing while located at Subscriber's premises. Nasdaq shall be entitled to audit Subscriber pursuant to this Section 7.A once during any consecutive twelve (12) month period, provided, that Nasdaq may conduct an additional audit during such period in the event that an audit reveals noncompliance with this Agreement, the Nasdaq Requirements or Applicable Law.

B. If, as a result of any such audit, Nasdaq determines that Subscriber has without authorization diverted, repackaged, or disseminated data from the Services, Nasdaq shall have the right to (i) disable all unauthorized accounts, users, and login information, if such unauthorized accounts, users, and login information is not authorized by Subscriber for use of the Services within five (5) days of receipt of written notice thereof from Nasdaq (email to suffice), and (ii) retroactively bill Subscriber for the appropriate amount that Subscriber should have paid.

C. If, as a result of any such an audit, Nasdaq determines that any payments made by Subscriber were made at a price that Subscriber was not eligible to receive at the time of such payment, Nasdaq shall have the right to charge Subscriber retroactively for the appropriate price at the rate that was in effect at the time the Services were accessed and/or provided.

D. Subscriber shall promptly pay any additional amounts assessed by Nasdaq as a result of any such audit, which amounts shall be paid in accordance with the terms of this Agreement.

E. Notwithstanding Section 10, Nasdaq shall have the right to disclose the audit findings to the extent that: (i) the findings are used in the aggregate with other information and such aggregation does not specifically identify Subscriber; and (ii) Nasdaq needs to disclose the findings in order to enforce its rights under this Agreement.

Section 8. Integrity of Service. Subscriber agrees not to format, display, or alter the information or data received through and from the Services in violation of the Nasdaq Requirements or Applicable Law; to affect materially the integrity of the information or data received through and from the Services; and not to render the information or data received through the Services inaccurate, unfair, uninformative, fictitious, misleading, or discriminatory. Subscriber warrants that it will not interfere with or adversely affect any Nasdaq-provided equipment or software, or any of the component parts or processes of the Services or the System, or any use thereof by any other authorized individuals or entities or the operation of the Services or the System.

Section 9. Requirements of Self-Regulatory Organizations; Securities Processor; Actions To Be Taken In Fulfillment of Statutory Obligations.

A. Subscriber acknowledges: (i) that the Financial Industry Regulatory Authority, Inc. ("**FINRA**") is registered with the SEC as a national securities association pursuant to Section 15A of the Act; (ii) that the Nasdaq U.S. Exchanges are registered with the SEC as national securities exchanges pursuant to Section 6 of the Act, (iii) that FINRA and the Nasdaq U.S. Exchanges have statutory obligations under the Act and the rules and regulations promulgated thereunder including, but not limited to, the obligations to maintain fair and orderly markets, to provide the equitable allocation of reasonable dues, fees and other charges among their members and issuers and other persons using their facilities, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities, to remove impediments to and perfect the mechanism of a free and open market and a national market system and, in general, and to protect investors and the public interest; (iii) that Section 19(g)(1) of the Act mandates that FINRA and the Nasdaq U.S. Exchanges comply with the Nasdaq Requirements and Applicable Law and that the Nasdaq U.S. Exchanges have jurisdiction over their respective members to enforce compliance with the Nasdaq Requirements and Applicable Law; (iv) that Section 29 of the Act renders void any conditions, stipulation, or provision binding any person to waive compliance with any provision of the Act or of any rule or regulations thereunder, or of any rule of an exchange required thereby; and (v) that FINRA has jurisdiction over its members to enforce compliance with certain of the Nasdaq Requirements and Applicable Law.

B. Subscriber agrees that Nasdaq (including the Nasdaq U.S. Exchanges), when deemed appropriate to do so in fulfillment of statutory and regulatory obligations, may temporarily or permanently unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use any Service. Nasdaq shall undertake reasonable efforts to notify Subscriber of any such condition, modification or termination, and Subscriber shall promptly comply with any such notice within such period of time as may be determined in good faith by Nasdaq to be necessary, consistent with its statutory and regulatory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder.

Section 10. Security; Confidentiality.

A. Subscriber shall comply with all reasonable security specifications or requirements of Nasdaq in order to prevent the Authorized Devices and Services from being improperly used or accessed or the information and data from being improperly taken from any of Subscriber's place(s) of business. Nasdaq shall give Subscriber prior notice of any such specifications or requirements.

B. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards.

C. Nasdaq shall keep confidential the information related to the Services provided by Subscriber pursuant to this Agreement, as well as any findings arising from any Nasdaq audit of Subscriber's transactions that may be conducted on a regular basis for the purposes of establishing and verifying Subscriber's eligibility.

D. Nasdaq and Subscriber each acknowledge that, in the course of performance of this Agreement, each may obtain the other Party's confidential data, information or techniques. (Such confidential data, information or techniques along with information related to the Authorized Devices and the Subscriber information shall collectively be referred to herein as ("**Confidential Information**"). All such Confidential Information shall be deemed confidential upon disclosure to the other Party and any related oral information received from Nasdaq shall be deemed confidential upon disclosure to the Subscriber. Each Party shall use the Confidential Information of the other Party solely for use consistent with the purposes of this Agreement; shall hold such Confidential Information in confidence; and shall not use, disclose, copy, or publish any such Confidential Information without the prior written approval of the other Party.

E. Notwithstanding the foregoing, Nasdaq or Subscriber may disclose Confidential Information: (i) to the extent ordered or requested by a court, FINRA or a government agency with regulatory jurisdiction over Nasdaq or Subscriber; (ii) to the extent requested by a valid subpoena; (iii) to their respective employees, directors, and other agents solely for use consistent with the purposes of this Agreement; or (iv) in the case of Nasdaq, in the course of fulfilling regulatory responsibilities, including responsibilities over members and associated persons under the Act. The duties to maintain the confidentiality of information set forth in this Section 10 do not apply to data, information or techniques that are: (a) lawfully within a Party's possession prior to the date of this Agreement and not under a duty of nondisclosure; (b) voluntarily disclosed to a Party by a third-party so long as the receiving Party does not know that the third-party has breached any obligation not to reveal such data, information or techniques; (c) developed by a Party independently of the disclosure; or (d) generally known or revealed to the public. The obligation of non-disclosure shall survive indefinitely.

F. Neither Party shall make copies of Confidential Information except for those copies required for use by authorized employees, agents, partners or associated persons. Each copy, including its storage media, shall be marked CONFIDENTIAL, and include all notices, which appear on the original. Each party shall implement and maintain an appropriate security program including appropriate physical, electronic and procedural safeguards, to: (i) provide for the security and confidentiality of Confidential Information; (ii) protect against any threats or hazards to the security or integrity of Confidential Information; and (iii) prevent unauthorized access to or use of Confidential Information. Each party shall promptly notify the other party of: (i) any disclosure, access to or use of its Confidential Information in breach of this Agreement; and (ii) any unauthorized intrusion into systems containing the other party's Confidential Information. Each Party agrees that all Confidential Information, including copies thereof, shall be returned to the other Party or destroyed within ten (10) days of the date of termination of this Agreement except to the extent that Nasdaq's regulatory obligations do not permit Nasdaq to return or destroy such information or in the event Confidential Information is stored as a result of electronic backup or archiving procedures; provided, however, in either case, that any Confidential Information that is not returned or destroyed shall remain subject to the terms and conditions of the this Agreement and shall not be accessed or otherwise used by such Party except for purposes of complying with Exchange Requirements or Applicable Law. Notes and other documents referencing or relating to Confidential Information may be made and kept by a receiving Party, but shall be governed by this Agreement until they are destroyed. All intellectual property rights associated with the Confidential Information, including without limitation, patent, trademark, copyright and trade secrets, and moral rights shall remain the disclosing Party's intellectual property rights.

G. Each Party acknowledges that the other Party, because of the nature of the Confidential Information, would suffer irreparable harm in the event of a material breach of the provisions of this section of this Agreement in that monetary damages would be inadequate to compensate the Party for such a breach, and that in the event of any material breach or threatened material breach by of the provisions of this section, the disclosing Party shall be entitled, in addition to such other legal or equitable remedies which might be available, to injunctive relief in any court of competent jurisdiction against the threatened material breach or continuation of any such material breach without showing or proving any actual damages sustained. If the disclosing Party prevails in any action brought to enjoin a material breach or threatened breach of this provision, it shall be entitled to reasonable attorneys' fees and costs in connection with such legal proceeding.

Section 11. Warranties.

A. Nasdaq has all necessary power and authority to execute and perform this Agreement, and this Agreement constitutes the legal, valid, and binding obligation of Nasdaq, enforceable against Nasdaq in accordance with its terms. Neither the execution of nor the performance under this Agreement by Nasdaq violates any Applicable Law or any agreement, document, or instrument, binding on or applicable to Nasdaq.

B. Subscriber has all necessary power and authority to execute and perform this Agreement, and this Agreement constitutes the legal, valid, and binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms. Neither the execution of nor performance under this Agreement by Subscriber violates any Applicable Law or any agreement, document, or instrument, binding on or applicable to Subscriber.

C. Nasdaq warrants that it is in compliance with this Agreement and Applicable Law, and will continue to be during the term of this Agreement, and will only use Subscriber's Data in compliance with this Agreement, the Nasdaq Requirements, and Applicable Law.

D. Subscriber warrants that it is in compliance with this Agreement, the Nasdaq Requirements, and Applicable Law, and will continue to be during the term of this Agreement, and that it will only use the Services in compliance with this Agreement, the Nasdaq Requirements and Applicable Law.

Section 12. Disclaimers of Warranties.

A. NASDAQ WILL ENDEAVOR TO OFFER THE SERVICES AS PROMPTLY AND AS ACCURATELY AS IS REASONABLY PRACTICABLE AND SUBJECT TO THE PARAMETERS FOR PROMPTNESS AND ACCURACY ASSOCIATED WITH A PARTICULAR SERVICE. IN THE EVENT THAT ANY SERVICE IS NOT AVAILABLE AS A RESULT OF A FAILURE BY NASDAQ TO PERFORM ITS OBLIGATIONS UNDER THIS AGREEMENT, NASDAQ WILL ENDEAVOR, GIVING DUE REGARD FOR THE COST, TIME, AND EFFECT ON OTHER USERS, TO CORRECT ANY SUCH FAILURE. IN THE EVENT THAT ANY SERVICE IS NOT AVAILABLE, IS DELAYED, IS INTERRUPTED, IS INCOMPLETE, IS NOT ACCURATE OR IS OTHERWISE MATERIALLY AFFECTED FOR ANY REASON WHATSOEVER FOR A CONTINUOUS PERIOD OF FOUR (4) HOURS OR MORE DURING THE TIME THAT NASDAQ REGULARLY TRANSMITS THE SERVICE DUE TO THE FAULT OF NASDAQ (EXCEPT FOR A REASON PERMITTED IN THIS AGREEMENT AND SUBJECT TO THE PARAMETERS FOR PROMPTNESS AND ACCURACY ASSOCIATED WITH A PARTICULAR SERVICE), SUBSCRIBER'S OR ANY OTHER INDIVIDUAL'S OR ENTITY'S SOLE AND EXCLUSIVE REMEDY AGAINST NASDAQ, IN ADDITION TO: (1) ANY REMEDIES THAT MAY BE AVAILABLE PURSUANT TO THE NASDAQ RULE CURRENTLY NUMBERED 4626 (AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME); OR (2) ANY OTHER SIMILAR APPLICABLE EXCHANGE RULE OF A NASDAQ U.S. EXCHANGE, SHALL BE EITHER A PRORATED CREDIT OR A PRORATED REFUND OF ANY MONIES DUE TO NASDAQ FROM SUBSCRIBER FOR THE SERVICES FOR THE PERIOD AT ISSUE. SUCH CREDIT OR REFUND MUST BE REQUESTED BY WRITTEN NOTICE TO NASDAQ WITHIN ONE (1) BUSINESS DAY OF THE EVENT GIVING RISE TO SUCH CREDIT OR REFUND WITH ALL PERTINENT DETAILS INCLUDED. IN THE EVENT THAT THE SERVICE IS NOT AVAILABLE, IS DELAYED, IS INTERRUPTED, IS INCOMPLETE, IS NOT ACURATE OR IS OTHERWISE MATERIALLY AFFECTED FOR A CONTINUOUS PERIOD OF LESS THAN FOUR (4) HOURS, SUBSCRIBER'S OR ANY OTHER INDIVIDUAL'S OR ENTITY'S SOLE AND EXCLUSIVE REMEDY AGAINST NASDAQ SHALL BE LIMITED TO: (1) ANY REMEDIES THAT MAY BE AVAILABLE PURSUANT TO THE NASDAQ RULE CURRENTLY NUMBERED 4626 (AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME); OR (2) ANY OTHER SIMILAR APPLICABLE EXCHANGE RULE OF A NASDAQ U.S. EXCHANGE.

B. SUBSCRIBER ACKNOWLEDGES THAT NASDAQ MAY PROVIDE SUBSCRIBER ACCESS TO CERTAIN THIRD PARTY SOFTWARE TO ASSIST SUBSCRIBER IN RECEIVING THE SERVICES OR ANY DATA. SUCH THIRD PARTY SOFTWARE IS PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND. SUBSCRIBER AGREES THAT NASDAQ SHALL NOT BE LIABLE FOR ANY ERRORS OR DEFECTS IN ANY THIRD PARTY SOFTWARE (INCLUDING INFRINGEMENT BY THE SOFTWARE OF ANY THIRD PARTY'S INTELLECTUAL PROPERTY RIGHTS). SUBSCRIBER'S SOLE AND EXCLUSIVE REMEDY AGAINST NASDAQ FOR ANY ERRORS OR DEFECTS IN ANY THIRD PARTY SOFTWARE (INCLUDING ANY INFRINGEMENT OF A THIRD PARTY'S INTELLECTUAL PROPERTY RIGHTS) SHALL BE TO CEASE USING SUCH SOFTWARE AND/OR RETURN THE SOFTWARE TO NASDAQ.

C. EXCEPT AS EXPRESSLY SET FORTH ABOVE, SUBSCRIBER ACKNOWLEDGES AND AGREES THAT NASDAQ MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE SERVICES, SOFTWARE, OR OTHER INFORMATION PROVIDED IN CONNECTION THEREWITH AND THAT THE SERVICES ARE PROVIDED ON AN "AS IS" BASIS AT SUBSCRIBER'S SOLE RISK. NASDAQ EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. EXCEPT AS DETAILED ABOVE, NEITHER NASDAQ NOR ITS DIRECTORS, MANAGERS, OFFICERS, AFFILIATES, SUBSIDIARIES,

SHAREHOLDERS, EMPLOYEES, OR AGENTS MAKE ANY WARRANTY WITH RESPECT TO, AND NO SUCH PARTY SHALL HAVE ANY LIABILITY TO SUBSCRIBER FOR, (I) THE ACCURACY, TIMELINESS, COMPLETENESS, RELIABILITY, PERFORMANCE, OR CONTINUED AVAILABILITY OF THE SERVICES, (II) ERRORS, DEFECTS, DELAYS, OMISSIONS, OR INTERRUPTIONS IN THE SERVICES, (III) THE CREDITWORTHINESS OF ANY OTHER SUBSCRIBER, OR (IV) THE ACTS OR OMISSIONS OF ANY USERS AUTHORIZED BY SUBSCRIBER TO USE THE SERVICES ON BEHALF OF SUBSCRIBER. NASDAQ WILL HAVE NO DUTY OR OBLIGATION TO VERIFY THE ACCURACY OR CORRECTNESS OF ANY INFORMATION MADE AVAILABLE THROUGH OR ON THE SERVICES. SUBSCRIBER ACKNOWLEDGES AND AGREES THAT THE SERVICES OR NASDAQ INFORMATION DOES NOT AND SHALL NOT SERVE AS THE PRIMARY BASIS FOR ANY DECISIONS MADE BY SUBSCRIBER AND THAT NASDAQ IS NOT A FIDUCIARY OF SUBSCRIBER.

D. NASDAQ ACKNOWLEDGES THAT SUBSCRIBER'S DATA IS PROVIDED "AS IS" WITH NO OTHER WARRANTIES OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY (INCLUDING, WITHOUT LIMITATION, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM INTERRUPTION, NONINFRINGEMENT, ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, OR COURSE OF PERFORMANCE, OR THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PURPOSE), BEYOND THE WARRANTIES STATED IN THIS SECTION.

Section 13. Limitation of Liability.

A. EXCEPT AS MAY BE: (i) OTHERWISE SET FORTH HEREIN; OR (ii) OTHERWISE SPECIFICALLY PERMITTED BY THE NASDAQ RULE CURRENTLY NUMBERED 4626 (AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME) OR ANY OTHER SIMILAR APPLICABLE RULE OF A NASDAQ OMX U.S. EXCHANGE, NASDAQ, INC, ITS AFFILIATES, OR THEIR EMPLOYEES, OFFICERS, DIRECTORS OR AGENTS (COLLECTIVELY, THE "**NASDAQ AFFILIATES**") SHALL NOT BE LIABLE TO SUBSCRIBER OR TO ANY OTHER INDIVIDUAL OR ENTITY FOR TRADING LOSSES, LOSS OF ANTICIPATED PROFITS, LOSS BY REASON OF SHUTDOWN IN OPERATION OR FOR INCREASED EXPENSES OF OPERATION, OR FOR INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGE OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

B. EXCEPT AS MAY (i) OTHERWISE BE SET FORTH HEREIN; OR (ii) ARISE FROM SUBSCRIBER'S INDEMNIFICATION OBLIGATIONS; SUBSCRIBER SHALL NOT BE LIABLE TO NASDAQ OR TO ANY OTHER INDIVIDUAL OR ENTITY FOR TRADING LOSSES, LOSS OF ANTICIPATED PROFITS, LOSS BY REASON OF SHUTDOWN IN OPERATION OR FOR INCREASED EXPENSES OF OPERATION, OR FOR INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGE OF ANY NATURE ARISING FROM ANY CAUSE WHATSOEVER, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

C. SUBSCRIBER AND NASDAQ UNDERSTAND AND AGREE THAT THE PRICING FOR THE SERVICE REASONABLY REFLECTS THE ALLOCATION OF RISK AND LIMITATION OF LIABILITY SET FORTH IN THIS SECTION.

D. NASDAQ SHALL NOT BE LIABLE TO SUBSCRIBER OR TO ANY OTHER INDIVIDUAL OR ENTITY FOR THE UNAVAILABILITY, INTERRUPTION, DELAY, INCOMPLETENESS OR INACCURACY OF INFORMATION FROM NASDAQ'S THIRD PARTY INFORMATION AND SOFTWARE PROVIDERS.

E. SUBSCRIBER SHALL NOT BE LIABLE TO NASDAQ OR TO ANY OTHER INDIVIDUAL OR ENTITY FOR THE UNAVAILABILITY, INTERRUPTION, DELAY, INCOMPLETENESS OR INACCURACY OF INFORMATION FROM SUBSCRIBER'S THIRD PARTY INFORMATION AND SOFTWARE PROVIDERS.

F. SUBSCRIBER SHALL USE COMMERCIALLY REASONABLE EFFORTS TO INCLUDE IN ANY AGREEMENT WITH ITS CUSTOMER LIMITING ITS LIABILITY TO ITS CUSTOMER RELATED TO THE SERVICES PROVIDED BY SUBSCRIBER A PROVISION SPECIFICALLY IDENTIFYING NASDAQ AS A THIRD PARTY BENEFICIARY OF THE PROVISION AND LIMITING ANY CLAIM BY SUBSCRIBER'S CUSTOMER AGAINST NASDAQ AT LEAST TO THE SAME EXTENT AS CLAIMS AGAINST SUBSCRIBER. TO THE EXTENT THE SUBSCRIBER FAILS TO INCLUDE A

PROVISION IN ANY AGREEMENT WITH ITS CUSTOMER IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE, SUBSCRIBER SHALL BE LIABLE TO, INDEMNIFY, AND HOLD NASDAQ AFFILIATES HARMLESS FROM, ANY AND ALL CLAIMS OR LOSSES (AS THOSE TERMS ARE DEFINED IN SECTION 14.F) RESULTING FROM SUBSCRIBER'S CUSTOMERS IN EXCESS OF ANY SUCH LIMITATION.

Section 14. Indemnification.

A. Subscriber shall be liable to, indemnify against, and hold the Nasdaq Affiliates harmless from, any and all Claims or Losses (as those terms are defined in subsection (F) herein) imposed on, incurred by or asserted against any Nasdaq Affiliate by an unaffiliated third party to the extent that the Claims and Losses result from the breach or alleged breach of this Agreement by the Subscriber, its employees, directors, agents or associated persons, or from the receipt or use of the Services (including representations about the Services) by Subscriber, its affiliates, its customers, or its employees, directors, agents or associated persons.

B. Nasdaq shall be liable to, indemnify against, and hold Subscriber, its affiliates and its employees, directors, and other agents harmless from, any and all Claims or Losses (as those terms are defined in subsection (F) herein) imposed on, incurred by or asserted against Subscriber, its employees, directors, and other agents by a party unaffiliated with the Parties to the extent that the Claims and Losses result: (i) the breach or alleged breach of this Agreement by Nasdaq, its employees, directors, agents or associated persons; or from the receipt or use of Subscriber's Data (including representations about Subscriber's Data) by a Nasdaq Affiliate, or (ii) from any alleged infringement or misappropriation by the System or the Services of any third parties' intellectual property rights.

C. A Party's obligation to defend and indemnify under this Section 14 shall be conditioned on the following: (i) the Party seeking indemnification ("**Indemnified Party**") shall promptly (but, in any event, in a time frame that does not prejudice the rights of Subscriber or Nasdaq, except insofar as any delay is caused by Nasdaq attending to its regulatory functions or exigent needs of the operation of its markets) notify the other Party (the "**Indemnifying Party**") in writing of the claim, action or allegation; (ii) the Indemnified Party shall cooperate fully with the Indemnifying Party in the defense thereof and the Indemnifying Party shall be liable to the Indemnified Party for the Indemnified Party's reasonable expenses (excluding reimbursement for the time value of the Indemnified Party's employees, directors, and other agents in providing such cooperation); and (iii) the Indemnifying Party shall have sole control of the defense and all related settlement negotiations, but: (a) upon Indemnified Party's request, the Indemnifying Party shall apprise the Indemnified Party of the status of any proceedings or negotiations; and (b) the Indemnified Party may, at its own cost and expense, participate in the defense by counsel chosen by the Indemnified Party without, however, impairing the Indemnifying Party control of the defense. The Indemnifying Party shall give prompt written notice to the Indemnified Party of any proposed settlement of an indemnified claim and the Indemnifying Party may not, without the Indemnified Party's prior written consent settle or compromise any claim or consent to the entry of any judgment regarding which indemnification is being sought hereunder unless such settlement, compromise or consent: (i) includes an unconditional release of the Indemnified Party and its affiliates from all liability arising out of such claim; (ii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of any Indemnified Party; and (iii) does not require a contribution from any Indemnified Party or contain any equitable order, judgement or term (other than the fact of payment of the amount of such payment from the Indemnifying Party) that in any manner affects, restrains, or interferes with the business or regulatory functions of any Indemnified Party. The Indemnified Party's duty of cooperation in litigation shall not be deemed to be a waiver of any its attorney-client, attorney work product, or other legal privilege or protection from disclosure.

D. Notwithstanding anything to the contrary in this Agreement, Nasdaq shall NOT have the obligation to defend, indemnify and hold Subscriber, its affiliates, its employees, directors, agents or associated persons harmless for any and all Claims and Losses as to which Nasdaq would otherwise have no liability under NASDAQ Stock Market Rule 4626 or any other Nasdaq Requirement or Applicable Law.

E. Notwithstanding anything to the contrary in this Agreement, Nasdaq shall NOT have the obligation to defend, indemnify and hold Subscriber, its affiliates, its employees, directors, agents or associated persons harmless for any and all Claims and Losses imposed on, incurred by or asserted against Subscriber, its employees, directors, other agents and affiliates as a result of any allegation of infringement or misappropriation if the System and/or any Service has not been used in accordance with this Agreement or to the extent it is based on use of a superseded version of the System and/or Service if such infringement or misappropriation would have been avoided by use of the current version of the System and/or Service or if the infringement or misappropriation claim, action, or allegation is the result of the combination, operation, or use of the System and/or Service with hardware, software or materials not furnished by Nasdaq if such infringement or misappropriation would have been avoided by the use of the System and/or Service without such hardware, software or materials.

F. In the event of a claim, action or allegation of infringement or misappropriation or if, in Nasdaq's opinion, such a claim, action or allegation is likely to occur or if the use of the System and/or Service is enjoined because of infringement or misappropriation, Nasdaq may, at its sole option and expense, procure for Subscriber the right to continue using the System and/or Service, replace or modify the System and/or Service to be non-infringing, or, if applicable, require the return of the infringing portions of the System and/or Service. This Section 14.F sets for the entire liability and the exclusive remedy of Subscriber, their employees, directors, agents and associated persons for the infringement of the System or Service.

G. Unless otherwise stated herein, "Claims or Losses" means any and all liabilities, obligations, losses, damages, penalties, claims, actions, suits, judgments, and reasonable costs and expenses of whatever nature, whether incurred by or issued against an indemnified Party, including, without limitation: (i) indirect, special, punitive, consequential, or incidental loss or damage (including, but not limited to, trading losses, loss of anticipated profits, loss by reason of shutdown in operation or increased expenses of operation, or other indirect loss or damage); and (ii) reasonable administrative costs, litigation costs, and auditors' and attorneys' fees, both in-house and outside counsel, and related disbursements. "Claims or Losses" do not include the time value of the Parties' directors, employees, or agents (other than with respect to attorneys' fees and related disbursements, which are included as set forth above) in fulfilling the Parties' obligations under Sections 14.A and 14.B to cooperate in the defense of indemnified Claims and Losses.

Section 15. **No Government Rights**. This Agreement neither grants, nor is intended to grant, directly or through Subscriber, any governmental entity or agency any rights in technical data (including, but not limited to, software) as set forth in FAR Subpart 27.4 and its successors thereof. Any such rights of a governmental entity or agency in technical data (including, but not limited to, software) shall be determined by a separate written agreement with Nasdaq.

Section 16. **Corporate Names; Proprietary Rights**. Subscriber and Nasdaq each acknowledge and agree that the Nasdaq and Subscriber each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered, and Subscriber and Nasdaq each agree they shall not use the other Party's trade names, trademarks, service marks, logos, copyrights or patents, registered or unregistered, in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either Party the right to use the other Party's trade names, trademarks, service marks, logos, copyrights or patents, registered or unregistered, in any marketing, promotional or other materials without the prior review and written consent of the other Party.

Section 17. **Force Majeure**. Notwithstanding any other term or provision of this Agreement, neither Nasdaq (including, for purposes of this Section, its third party information and software providers) nor Subscriber shall be obligated to perform or observe its obligations undertaken in this Agreement (except for obligations to make payments hereunder and regulatory obligations) if prevented or hindered from doing so by any circumstances found to be beyond its control.

Section 18. Subsequent Parties; Limited Relationship. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective permitted successors or assigns. Neither Party shall assign this Agreement (including by operation of law) without the prior written consent of the other Party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, Nasdaq may, assign this Agreement, or any part of it, to any affiliated entity without the consent of the other Party. Nothing in this Agreement, express or implied, is intended to or shall: (a) confer on any individual or entity other than the Parties hereto, or their respective permitted successors or assigns, any rights to remedies under or by reason of this Agreement; (b) render the Parties hereto partners or participants in a joint venture; or (c) appoint one Party the agent of the other.

Section 19. Entire Agreement. This "Agreement" includes any attachments, addenda, cover sheets, amendments, and materials referenced herein (collectively, the "**Attachments**"), including, but not limited to, the Nasdaq Requirements, as any of these items may be added to, deleted from, or amended from time to time. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior negotiations, communications, writings, and understandings. In the event of any conflict between the provisions of the Agreement, the Attachments, or the Nasdaq Requirements or Applicable Law, the order of preference shall be Applicable Law, the Nasdaq Requirements, the Attachments, and the Agreement. All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, if and where applicable. The use of the singular in this Agreement shall include the plural, and vice versa. Section headings are included for convenience only and are not to be used to construe or interpret this Agreement. All references contained herein to sections or subsections shall refer to the sections or subsections of this Agreement, unless specific reference is made to the sections or subsections of another document.

Section 20. Arbitration.

A. Except as may be provided in the Nasdaq Requirements, Applicable Law, or this Section 18, all claims, disputes, controversies, and other matters in question between the Parties to this Agreement and the Parties' employees, directors, agents and associated persons arising out of, or relating to this Agreement, or to the breach hereof, shall be settled by final binding arbitration in accordance with this Agreement and the following procedure or such other procedures as may be mutually agreed upon by the Parties. For avoidance of doubt, all matters falling within the scope of Nasdaq Stock Market Rule 4626 or an analogous rule of another Nasdaq U.S. Exchange are governed exclusively by such rule and any mechanism for recovery provider thereunder.

B. Except as otherwise provided herein or by agreement of the Parties, any arbitration proceeding shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the Parties. The number of arbitrators to preside over an arbitration shall be as follows: (a) where the amount being sought is $500,000.00 or less, one (1) arbitrator shall preside; or (b) where the amount being sought is more than $500,000.00or where no amount is sought, three (3) arbitrators shall preside.

C. The arbitrators shall render a written award, if any, for each claim. The Parties agree that the arbitration proceedings and any aspect thereof, including, but not limited to, the contents of any awards, shall be considered Confidential Information.

D. The arbitration proceeding shall be held in the City of New York, unless otherwise agreed by the Parties. The decision rendered through arbitration shall be final and binding upon the Parties hereto and judgment may be entered in accordance with applicable law in any court having jurisdiction thereof.

E. Any challenge to an arbitration decision or to the propriety of an arbitration proceeding brought pursuant to this Section (other than entry or enforcement of an arbitration award/judgment) shall be brought solely in a New York federal, if jurisdiction may potentially exist in such court, or otherwise in a New York state court.

F. The Parties shall not submit claims for punitive damages, and do hereby waive any right to the same and the arbitrators shall not be authorized to award punitive damages.

G. Regardless of anything else in this Agreement or this Section 20, no Party or person or entity covered by the arbitration provision of this Section 20 will be allowed to participate in a class action in court or in class-wide arbitration, whether as a class representative, class member or otherwise, or act as a private attorney general, in connection with any arbitration or court proceeding involving this Agreement or any claim, dispute, controversy, or other matter in question arising out of, or relating to this Agreement, or to the breach hereof. In addition, any arbitration or court proceeding involving this Agreement or any claim, dispute, controversy, or other matter in question arising out of, or relating to this Agreement may not be joined or consolidated with any other arbitration or court proceeding involving a different agreement or different parties. The arbitrators have no power or authority to conduct class-wide, consolidated, or private attorney general arbitration. The validity and effect of this class action and consolidation waiver may be determined only by a court and not be an arbitrator. If a determination is made in a proceeding involving the Parties that this class action and consolidation waiver is invalid and unenforceable, only this sentence of the arbitration provision will remain in force and the remainder of this Section 18 shall be null and void; provided that the determination concerning the class action and consolidation waiver shall be subject to appeal.

H. A Party's demand for arbitration, which shall be effective upon receipt, shall not be made after the date when institution of legal or equitable proceedings based upon such claim, dispute, controversy or other matter in question would be barred by the applicable statute of limitations or laches. In no event shall such claim dispute, controversy or other matter in question be made later than one year after the claim, dispute, controversy or other matter in question has arisen (unless the claim, dispute, controversy or other matter in question is related to the collection of past due payments).

I. Notwithstanding the foregoing provisions:

(i) When Nasdaq asserts that the Nasdaq Requirements or an Applicable Law provides Nasdaq with a limitation of liability, immunity, or other defense to a disputed claim, Nasdaq may, upon notice to Subscriber, opt to have such dispute heard and decided by a court and not in arbitration.

(ii) In the event that any Party seeks injunctive relief against another Party, the Party seeking injunctive relief may, upon notice to the other Party, opt to have such dispute heard and decided by a court and not in arbitration.

(iii) Each Party shall be required to petition a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction.

Section 21. <u>Waiver of Claims</u>. Except as may be set forth in the Nasdaq Requirements or otherwise set forth in this Agreement, the Parties and the Parties' employees, directors, agents and associated persons expressly waive any claims, disputes, controversies, and other matters not brought within three (3) months of the event giving rise to the claim.

Section 22. <u>Notice</u>. All notices, invoices, and other communications required to be given under this Agreement to Subscriber shall be, at Nasdaq's discretion: (i) posted on a specially designated location on Nasdaq Trader; (ii) transmitted through email notice to the email address most recently designated by Subscriber; or (iii) given in writing and sent to Subscriber at the office address most recently designated by Subscriber. All notice and other communications required to be give under this Agreement to Nasdaq shall be sent to Nasdaq, U.S. Exchange Subscriber Services, One Liberty Plaza, 165 Broadway, New York, NY 10006, and addressed to the attention of the Agreements Administrator, with, in the event of notices of dispute, default or objection, a required copy to:

Nasdaq, Inc.
Office of the General Counsel Attn: Contracts & IP Group
805 King Farm Boulevard, Rockville, MD 20850

Written notice shall be deemed to have been duly given upon actual receipt by the Parties, or upon constructive receipt if sent by certified mail, return receipt requested (as of the date of signature or of first refusal of the return receipt), or by any other delivery method which obtains a signed delivery receipt.

Section 23. Governing Law. This Agreement shall be deemed to have been made in the United States, State of New York, and shall be construed and enforced in accordance with, and the validity and performance hereof shall be governed by, the laws of the State of New York, without reference to principles of conflicts of laws thereof. The rights and obligations of the Parties in respect of the matters covered under this Agreement, however, shall at all times also be subject to any applicable provisions of the Nasdaq Requirements, and the interpretation of the Nasdaq Requirements is a matter of federal law. For all matters not subject to the arbitration provisions set forth in Section 18 above, Subscriber hereby consents to submit to the jurisdiction of the federal and state courts in and of the State of New York in connection with any action or proceeding instituted relating to this Agreement, and all proceedings shall be conducted in New York City. Without limitation and for avoidance of doubt, this Agreement does not waive any protection or limitation of liability afforded to Nasdaq under the Nasdaq Requirements or Applicable Law (including, but not limited to, Nasdaq Stock Market Bylaw, Article IX, Section 5, and the doctrines of self-regulatory organization immunity, federal preemption and exhaustion of administrative remedies.

Section 24. Authorization. This Agreement shall not be binding upon Nasdaq unless executed by an officer of Nasdaq. Subscriber, Nasdaq, and the individuals executing this Agreement for the respective Parties represent that such individuals are duly authorized by all necessary and appropriate corporate or other action to execute this Agreement on behalf of Nasdaq or Subscriber.

Section 25. Amendment; Waiver; Severability.

A. With the exception of changes to the Nasdaq Requirements under Section 1B, Nasdaq may alter any term or condition of this Agreement only pursuant to the following process. Nasdaq shall provide one hundred and twenty (120) days' notice to Subscriber of any proposed amendment to the Agreement pursuant to Section 22 above. Subscriber may object in writing to the proposed amendment by providing notice to the Nasdaq Office of General Counsel pursuant to Section 22 above. Such notice will state the basis of the objection. Nasdaq will respond to Subscriber's objection in writing within thirty (30) days and will use reasonable efforts thereafter to meet with the objecting Subscriber (in person or by phone) to discuss in good faith any potential resolution. Prior to the effective date of a proposed amendment to the Agreement, Subscriber may request that the SEC or staff of the Division of Trading & Markets authorized to exercise delegated authority on behalf of the SEC review the proposed amendment to determine whether it should be filed as a proposed rule change of a self-regulatory organization under Section 19(b) of the Act. If the SEC or staff of the Division of Trading & Markets Regulation exercising delegated authority on behalf of the SEC determines that the proposed amendment should be filed under Section 19(b) of the Act, the proposed amendment shall not take effect until a filing with respect to the amendment under Section 19(b) of the Act has become effective. Otherwise, any use by Subscriber of the Service after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by Subscriber of the amendment, with the following exception. With respect to the data license set forth in under Section 2.F above, if within the one hundred twenty (120) day notice period the SEC or staff of the Division of Trading & Markets Regulation exercising delegated authority has not reached a determination whether the proposed amendment should be filed under Section 19(b) of the Act, then the amendment shall not take effect pending such determination.

B. Subscriber may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by Subscriber will be binding, unless in writing and manually signed by an authorized representative of each party.

C. No failure on the part of Nasdaq or Subscriber to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Agreement.

D. If any of the provisions of this Agreement, or application thereof to any individual, entity or circumstance, shall to any extent be held invalid or unenforceable, the remainder of this Agreement, or the application of such terms or provisions to individuals, entities, or circumstances other than those as to which they are held invalid or unenforceable, shall not be affected thereby and each such term and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

Section 26. **Survival Of Provisions**. Sections 5, 6.D, 7, 10, 11, 12, 13, 14, 16, 19, 20, 21, 22, 23, 24, 25 and 26 of this Agreement shall survive any cancellation, termination, or rescission of this Agreement.

IN WITNESS WHEREOF, Nasdaq and Subscriber have caused this Agreement to be executed by their respective duly authorized officers. If the requested service includes any of Nasdaq's web products, then at least one Security Administrator (as identified in Section 3.E of this Agreement) must be noted below. Pursuant to Section 6 of this Agreement, the effective date of this Agreement shall be the date Subscriber signs this Agreement.



Subscriber:	Nasdaq, Inc. ("Nasdaq")
Authorized Officer Signature:	Authorized Officer Signature:
Name:	Name: Thomas Wittman
Title:	Title: Executive Vice President Nasdaq Global E&P Management
Date:	
CRD Number (if applicable):	

Pursuant to Section 3.E, please provide the following:

Subscriber's Primary Security Administrator	Subscriber's Alternate Security Administrator
Name:	Name:
Address:	Address:
Tel No.:	Tel No.:
Fax No.:	Fax No.:
Email:	Email: